                                        October 20, 2005

BY HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

          RE:  Brookdale Senior Living Inc.
               Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-127372)

Ladies and Gentlemen:

          On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), set forth below in this letter are the Company's revised responses as requested on a conference call on October 19, 2005 with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP. Reference is hereby made to the above-referenced Registration Statement on Form S-1 filed with the Commission on September 21, 2005. Capitalized terms used and not defined have the meanings given in the Registration Statement.

SEGMENT REPORTING

In response to our conversation, the Company has reviewed the discrete financial information for each of the 380 facilities that is provided to chief operating decision makers under the provisions of FAS 131, paragraph 17, for aggregating reporting segments. The Company has concluded that its economic characteristics, based on the nature of its products and services, the nature of its production process, the type and class of customer for its products and services, and the methods used to distribute its products and services, are similar. However, each facility's net operating income and related margin vary significantly across the portfolio. Based upon this analysis, the Company has concluded that it cannot apply the provisions of FAS 131, paragraph 17, or meet the quantitative thresholds of FAS 131, paragraphs 18 and 19, to get to ten operating segments or less as outlined in FAS 131, paragraph 24. Accordingly, the Company has reviewed its reporting segments and determined that the most meaningful segment information for the readers of its financial statements would be a segregation of the facilities along the product lines discussed in the filing. The Company has defined the most meaningful product lines to be (i) retirement centers, including independent living facilities and CCRCs that provide a wide range of services to its residents, (ii) free standing assisted living facilities that do not provide as wide a range of services and (iii) third party management services.

The Company will provide segment information in its next filing.

SAMPLE SEGMENT DISCLOSURE:

We have significant operations principally in three business segments: retirement centers, free standing assisted living, and management services. Our retirement centers are composed of 73 facilities of which 66 include a combination of independent living and assisted living units and 7 CCRCs, which provide a full continuum of care (independent living, assisted living and skilled nursing). We currently operate 290 free standing assisted living facilities that are generally comprised of smaller facilities not located in a retirement center setting which may also provide specialized care such as Alzheimer's and memory care services. We currently provide management service to 17 facilities which are owned by unaffiliated third parties.

The accounting policies of our segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

                                      THREE MONTHS ENDED      SIX MONTHS ENDED
                                           JUNE 30,               JUNE 30,            YEAR ENDED DECEMBER 31,
                                    ---------------------   -------------------   ------------------------------
                                       2005        2004       2005       2004       2004       2003       2002
                                    ----------   --------   --------   --------   --------   --------   --------
Revenue:
   Retirement Centers               $   92,550   $ 70,887   $167,452   $132,266   $279,233   $185,684   $156,894
   Free Standing Assisted Living        99,800     91,751    199,010    184,955    378,094     31,532         --
   Management Services                     945        582      1,816      1,632      3,545      5,368      4,622
                                    ----------   --------   --------   --------   --------   --------   --------
                                    $  193,295   $163,220   $368,278   $318,853   $660,872   $222,584   $161,516
                                    ==========   ========   ========   ========   ========   ========   ========

Segment Net Operating Income (1):
   Retirement Centers                   35,104     28,373     65,547     51,722    111,332     74,486     63,914
   Free Standing Assisted Living        34,763     32,365     68,106     63,789    130,826      9,611         --
   Management Services                     945        582      1,816      1,632      3,545      5,368      4,622
                                    ----------   --------   --------   --------   --------   --------   --------
                                    $   70,812   $ 61,320   $135,469   $117,143   $245,703   $ 89,465   $ 68,536
                                    ==========   ========   ========   ========   ========   ========   ========

General and administrative              10,980     10,137     22,523     20,485     43,640     15,997     12,540
Facility lease expense                  47,091     20,665     93,593     38,490     99,997     30,744     31,003
Depreciation and amortization           10,208     14,382     15,804     28,979     52,307     22,480     13,708
                                    ----------   --------   --------   --------   --------   --------   --------
   Operating income (loss)          $    2,533   $ 16,136   $  3,549   $ 29,189   $ 49,759   $ 20,244   $ 11,285
                                    ==========   ========   ========   ========   ========   ========   ========

Total Assets:
   Retirement Centers               $  932,886
   Free Standing Assisted Living       301,253                                         [pending]
   Management Services                      --                                          --         --
                                    ----------   --------                         --------   --------
                                    $1,234,139   $     --                         $     --   $     --
                                    ==========   ========                         ========   ========

(1) segment net operating income defined as segment revenues less segment operating expenses.

(2)  cost of management services are included in general and administratvie.

COMMON CONTROL

The Company respectfully believes that both Fortress Registered Investment Trust ("Fund I") and Fortress Investment Trust II ("Fund II") are under the common control of Fortress Investment Group LLC ("FIG") through (a) contractual control relationships with, (b) investment advisory control over, and (c) financial interests in, Fund I and Fund II. Prior to the combination transaction, Fund I owned 50.51% of Fortress Brookdale Acquisition LLC, which owned 90.1% of BLC, and Fund II owned 73.49% of FEBC-ALT Investors LLC, the indirect parent of Alterra, 100% of Fortress CCRC and 100% of FIT REN, the entities which the Company seeks to combine.

FIG exercises voting, financial and investment control over, and has an economic interest in, each of Fund I and Fund II primarily through six agreements (three for each fund): (i) the LLC Agreement of each of Fortress Investment Fund LLC ("FIF") and Fortress Investment Fund II LLC ("FIF II"); (ii) the Investment Management Agreement between FIG and each of Fortress Fund MM LLC ("Fund MM") and Fortress Fund MM II LLC ("Fund MM II"); and (iii) the LLC Agreement of each of Fund MM and Fund MM II. Furthermore, it is our understanding that the SEC has consistently taken the position that two registered investment companies (such as Fund I and Fund II) are considered to be under common control when they have the same manager and investment advisor. The Company therefore believes that the Investment Advisory Agreement between FIG Advisors LLC, a wholly-owned subsidiary of FIG, and each of Fund I and Fund II, further supports the conclusion that Fund I and Fund II are under the common control of FIG.

     (A)  CONTRACTUAL CONTROL RELATIONSHIPS

          Fund I and Fund II are wholly-owned subsidiaries of FIF and FIF II, respectively. Fund MM and Fund MM II are the managing members of FIF and FIF II, respectively. Section 6.1(a) of each of the FIF and FIF II LLC Agreements provide that its "MANAGING MEMBER SHALL HAVE THE FULL, EXCLUSIVE AND ABSOLUTE RIGHT, POWER AND AUTHORITY TO MANAGE AND CONTROL [FIF AND FIF II] AND THE PROPERTY, ASSETS, AFFAIRS AND BUSINESS THEREOF" and further that "THE MANAGEMENT, OPERATION AND CONTROL OF [FIF AND FIF II] AND ITS BUSINESS AND THE FORMULATION OF INVESTMENT POLICY SHALL BE VESTED EXCLUSIVELY IN THE MANAGING MEMBER." Please see Annex A.

          Section 6.1(f) provides further voting and investment control in that "ANY AND ALL RIGHTS, INCLUDING VOTING RIGHTS, PERTAINING TO ANY PORTFOLIO INVESTMENTS SHALL BE VESTED EXCLUSIVELY IN [FIF AND FIF II] AND MAY BE EXERCISED ONLY BY THE MANAGING MEMBER." Please see Annex B.

          Fund MM and Fund MM II's control is irrevocably delegated to FIG pursuant to Section 6.1(c), which provides that, together with the Investment Management Agreement, Fund MM and Fund MM II "DELEGATE THE

          MANAGEMENT AND OPERATION OF [FIF AND FIF II] TO [FIG] TO THE FULLEST EXTENT PERMITTED BY LAW." Please see Annex C.

          FIG further exercises control over Fund MM and Fund MM II in its capacity as the managing member of each of those entities. Section 5.3(a) of the Fund MM and Fund MM II LLC Agreements provide that "THE BUSINESS AND AFFAIRS OF [FUND MM AND FUND MM II] SHALL BE MANAGED SOLELY AND EXCLUSIVELY BY THE OFFICERS UNDER THE SUPERVISION OF [FIG]." Please see Annex D.

          Rule 13d-3. Rule 13d-3 provides that a beneficial owner includes persons who, directly or indirectly, "has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or direct the disposition of, such security." The Company respectfully submits that FIG's control over the business, its voting rights with respect to portfolio investment decisions, and its exclusive right to formulate investment policy makes these entities a control group for 13D purposes.

          Rule 405. Rule 405 promulgated under the Securities Act of 1933, as amended, defines "control," including "under common control with," as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Company respectfully submits that the preceding analysis further supports that Fund I and Fund II are under the common control of FIG, as defined in Rule 405.

     (B)  INVESTMENT ADVISORY CONTROL

          The Company respectfully submits that Fund I and Fund II are further under the common control of FIG through the Investment Advisory Agreements between FIG Advisors LLC and each of Fund I and Fund II. As set forth in SEC Release No. 6646, two registered investment companies may be considered to be under common control where they "have the same manager and investment adviser...and...have officers and directors in common with each other and with the manager and investment adviser."

          Section 2 of each Investment Advisory Agreement sets forth that FIG Advisors LLC shall, among other things, "ACT AS INVESTMENT ADVISOR for and supervise and make recommendations with respect to the investment and reinvestment of [Fund I and Fund II's] assets in researching, making recommendations with respect to purchasing and selling securities and other assets for [Fund I and Fund II] AND IN VOTING, EXERCISING CONSENTS AND EXERCISING ALL OTHER RIGHTS APPERTAINING TO SUCH SECURITIES and other assets on behalf of [Fund I and Fund II]." See Annex E.

     (C)  FINANCIAL INTEREST

          The Company also considered FIG's financial interest in the FIG-sponsored entities that hold the controlling financial interest of the entities included in the combined financial statements. FIG holds a stated financial interest of approximately 1%. However, Section 4.2(a) of the FIF and FIF II LLC Agreements provide that, after each member (including the managing member) receives their return of capital and priority return (if applicable), its managing member, Fund MM and Fund MM II, respectively, is entitled to distributions of profit. Section 8.1 of the Fund MM LLC Agreement further provides that FIG, in its capacity as Class B Member of Fund MM, is entitled to 47.4% of the profit distributions made to Fund MM and owns a 25% equity interest in the entity that is entitled to the remainder of the profit distributions. Section 8.1 of the Fund MM II LLC Agreement provides that FIG, in its capacity as the sole Class B Member of Fund MM II, is entitled to 100% of the profit distributions made to Fund MM
          II. Accordingly, the financial interest of FIG in the entities that hold the controlling financial interests of the entities is not considered insignificant.

          Analysis of Accounting Literature. In analyzing the accounting literature, the Company looked to FAS 141, Business Combinations, and noted that the Statement does not define common control, nor did its predecessor, APB Opinion No. 16.

          The Company looked to EITF Opinion No. 02-5: Definition of "Common Control" in Relation to FASB Statement No. 141, for further guidance and noted that while the Task Force did not reach a consensus, the SEC Observer stated that SEC registrants should continue to follow paragraph 3 in determining whether common control of separate entities exists. Paragraph 3 indicates that if an entity holds more than 50 percent of the voting ownership interests of each entity, common control is established. In the Company's circumstance, FIG essentially has absolute control and, accordingly, the Company believes that the common control attribute is met.

          Finally, the Company considered EITF Opinion 04-5: Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. Here, again, the requirement for consolidation focuses on control and not economic interests. FIG holds voting control as described above and the other members do not hold substantive removal rights or participating rights. Accordingly, the Company believes that the accounting literature requires the presentation of combined financial statements.

     MINORITY INTEREST

     The Company will comply with the Staff's request to break out minority interest of the non-FIG ownership interest in the combined financial statements.

                                    * * * * *

          Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at (212) 735-3694 should you require further information or have any questions.

                                        Very truly yours,

                                        /s/ Joseph A. Coco
                                        ----------------------------------------
                                        Joseph A. Coco, Esq.

                                                                         ANNEX A

                          FORTRESS INVESTMENT FUND LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                              AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                           Dated as of March 22, 2000

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

          (b) The Company shall, in good faith and using commercially reasonable methodology, determine whether the Financial Leverage Limitation would be exceeded by an Owning Company's obtaining proposed Financial Leverage for a Portfolio Investment by calculating the Financial Leverage Ratio as of the date such proposed Financial Leverage is to be obtained. In the event that the Financial Leverage Ratio as of such date would not exceed the Financial Leverage Limitation following procurement of such proposed Financial Leverage, such proposed Financial Leverage shall be deemed permitted. In no event shall maintaining such Financial Leverage be affected by the procurement of future Financial Leverage (provided such future Financial Leverage is procured in accordance herewith), reductions in the value of Portfolio Investments or changes in market conditions. Anything contained herein to the contrary notwithstanding, (i) no proposed investment comprising the acquisition of equity, preferred equity or debt convertible into equity in an operating company by an Owning Company, which investment is otherwise consistent with the investment objectives and policies of the Company, shall be prohibited due to the fact that the asset values and leverage ratios employed by such operating company would, if included in the calculation of the Financial Leverage Ratio, cause the Financial Leverage Ratio to exceed the Financial Leverage Limitation, and (ii) no entity shall be deemed to be an "Owning Company" for the purposes of determining the Financial Leverage Ratio unless such entity is controlled by the Company, a Sister Company, the RIC or an entity controlled by the Company, a Sister Company or the RIC. For purposes of the foregoing clause (ii), "control" means, when used in reference to an entity, the power to direct the management and policies of such entity, directly or indirectly, whether through the ownership of voting securities or other beneficial interest, by contract or otherwise, and "controlled" has a correlative meaning.

          (c) The Company will not in the capacity of borrower employ Financial Leverage in the event that doing so would generate UBTI.

                                   ARTICLE VI

                                   Management

          6.1 Relationship Among the Managing Member, the Manager and the Members. (a) Except as expressly limited by the provisions of this Agreement and the Limited Liability Company Act, the Managing Member shall have the full, exclusive and absolute right, power and authority to manage and control the Company and the property, assets, affairs and business thereof. Except as so expressly limited, the Managing Member shall have all of the rights, powers and authority conferred upon it by law or under the provisions of this Agreement. The Managing Member shall continue to serve in such capacity until incapacitated or removed, in accordance with the express provisions of this Agreement. The management, operation and control of the Company and its business and the formulation of investment policy shall be vested exclusively in the Managing Member, subject to the terms and provisions of this Agreement, including, without limitation, Section 6.1(c) hereof. The Managing Member shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Company, but subject to the limitations and restrictions expressly set forth herein, including those enumerated in Sections 2.4 and 5.1 hereof, on behalf and in the name of the Company. The Managing Member is designated, and is specifically authorized to act as, the "tax matters partner" under the Code and in any similar capacity under state, local or foreign law. Notwithstanding anything to the contrary contained herein, the acts of the Managing Member in carrying on the business of the Company as authorized herein shall bind the Company.

          (b) Subject to the disclosure and reporting requirements contained in
Article VII or elsewhere in this Agreement, except as any Member may reasonably request to ascertain whether the Managing Member has complied or is complying with the provisions hereof or as expressly provided herein or as the Members may request under the Limited Liability Company Act, the Managing Member may keep confidential from the Members any information known by the Managing Member relating to Portfolio Investments made by the Company or Authorized Investments being considered by the Company, including, without limitation, information relating to Portfolio Companies in which the Company is considering making an investment if the Managing Member believes in good faith that disclosure of such information is reasonably likely to have a material adverse effect on the Company.

          (c) (i) The Managing Member and the Manager have entered into an agreement (as amended from time to time, the "Management Agreement") pursuant to which the Managing Member will delegate the management and operation of the Company to the Manager to the fullest extent permitted by law and the Managing Member's responsibility to the Benefit Plan Investors to manage ERISA "plan assets" as an ERISA fiduciary. It is further understood and agreed that whenever any action is required to be taken or consent required to be given by the Managing Member pursuant to the terms of this Agreement, to the extent of such delegation, any such action may be performed on its behalf by the Manager, and any such consent may be granted by the Manager. The Manager and the Managing Member may not amend the Management Agreement without the consent of the Advisory Board. The Manager shall not be permitted to assign the Management Agreement to any Person who is not an Affiliate of the Manager or the Managing Member.

               (ii) Pursuant to the Management Agreement the duties of the Manager shall include, but not be limited to, identifying potential Portfolio Investments and recommending such potential Portfolio Investments to the Managing Member, determining the structures and negotiating the terms thereof, managing the consummation thereof and, in the case of Portfolio Loans, originating or arranging for the origination of such Portfolio Loans through reputable providers of origination services, servicing such Portfolio Loans directly or by engaging reputable providers of loan servicing therefor.

                         FORTRESS INVESTMENT FUND II LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                           SECOND AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                          Dated as of February 25, 2003

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND II LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

voting securities or other beneficial interest, by contract or otherwise, and "controlled" has a correlative meaning.

          (c) The Company will not in the capacity of borrower employ Financial Leverage in the event that doing so would generate UBTI.

                                   ARTICLE VI

                                   Management

          6.1 Relationship Among the Managing Member, the Manager and the Members. (a) Except as expressly limited by the provisions of this Agreement and the Limited Liability Company Act, the Managing Member shall have the full, exclusive and absolute right, power and authority to manage and control the Company and the property, assets, affairs and business thereof. Except as so expressly limited, the Managing Member shall have all of the rights, powers and authority conferred upon it by law or under the provisions of this Agreement. The Managing Member shall continue to serve in such capacity until incapacitated or removed, in accordance with the express provisions of this Agreement. The management, operation and control of the Company and its business and the formulation of investment policy shall be vested exclusively in the Managing Member, subject to the terms and provisions of this Agreement, including, without limitation, Section 6.1(c) hereof. The Managing Member shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Company, but subject to the limitations and restrictions expressly set forth herein, including those enumerated in Sections 2.4 and 5.1 hereof, on behalf and in the name of the Company. The Managing Member is designated, and is specifically authorized to act as, the "tax matters partner" under the Code and in any similar capacity under state, local or foreign law. Notwithstanding anything to the contrary contained herein, the acts of the Managing Member in carrying on the business of the Company as authorized herein shall bind the Company.

          (b) Subject to the disclosure and reporting requirements contained in
Article VIII or elsewhere in this Agreement, except as any Member may reasonably request to ascertain whether the Managing Member has complied or is complying with the provisions hereof or as expressly provided herein or as the Members may request under the Limited Liability Company Act, the Managing Member may keep confidential from the Members any information known by the Managing Member relating to Portfolio Investments made by the Company or Authorized Investments being considered by the Company, including, without limitation, information relating to Portfolio Companies in which the Company is considering making an investment if the Managing Member believes in good faith that disclosure of such information is reasonably likely to have a material adverse effect on the Company.

          (c) (i) The Managing Member and the Manager have entered into an agreement (as amended from time to time, the "Management Agreement") pursuant to which

                                                                         ANNEX B

                          FORTRESS INVESTMENT FUND LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                              AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                           Dated as of March 22, 2000

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

     approved by the requisite percentage in interest of the Members. Except as provided in this Section 6.1(d)(ii), an Interest which is held as a Non-Voting Interest shall be identical in all regards to all other Interests held by Members.

               (B) The provisions of Section 6.1(d)(ii)(A) notwithstanding, any BHC Member may elect not to be governed by this Section 6.1(d)(ii) by providing the Managing Member with written notice and an opinion of counsel (which counsel shall be reasonably acceptable to both the BHC Member and the Managing Member and which counsel may include any in-house counsel of the BHC Member) to the effect that, as a result of a change in law or regulation applicable to such BHC Member or for such other reason as may be specified in such opinion, such BHC Member is not prohibited from voting any or all of its Interests in the Company, in which case only the amount of the Interests held by such electing BHC Member as may be specified in such opinion to be subject to the provisions of Section 6.1(d)(ii)(A) shall continue to be Non-Voting Interests. Any such election by a BHC Member may be rescinded at any time by providing the Managing Member with written notice and an opinion of counsel (which counsel shall be reasonably acceptable to both the BHC Member and the Managing Member and which counsel may include any in-house counsel of the BHC Member) to the effect that such BHC Member is prohibited by law or regulation applicable to such BHC Member from voting a specified percentage of the Interests of the Members. The provision of an opinion of counsel under this Section 6.1(d)(ii)(B) shall be considered to be an adjustment of the Members' proportionate Interests for purposes of Section 6.1(d)(ii)(A).

          (e) Except as set forth in Section 6.7 hereof, the Managing Member shall not engage in any business other than its investment in and management of the Company as described in the Memorandum.

          (f) Any and all rights, including voting rights, pertaining to any Portfolio Investments shall be vested exclusively in the Company and may be exercised only by the Managing Member acting in accordance with the terms of this Agreement, and no Member either alone or acting with one or more other Members shall have any such rights with respect to such Portfolio Investments.

          6.2 Liability of the Members, the Managing Member and Their Affiliates. Except as otherwise provided by applicable law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; neither the Members, the Managing Member nor any Person that is an Affiliate of any of them shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, acting as the Managing Member or being a Person that is an Affiliate of any of them. In furtherance, and not in limitation, of the generality of the foregoing, except for the obligations hereunder and under the Subscription Agreements, including the obligations to make Capital Contributions pursuant to Section 3.1, the liability of

                         FORTRESS INVESTMENT FUND II LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                           SECOND AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                          Dated as of February 25, 2003

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND II LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

          (e) Except as set forth in Section 6.7 hereof, the Managing Member shall not engage in any business other than its investment in and management of the Company as described in the Memorandum.

          (f) Any and all rights, including voting rights, pertaining to any Portfolio Investments shall be vested exclusively in the Company and may be exercised only by the Managing Member acting in accordance with the terms of this Agreement, and no Member either alone or acting with one or more other Members shall have any such rights with respect to such Portfolio Investments.

          6.2 Liability of the Members, the Managing Member and Their Affiliates. Except as otherwise provided by applicable law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company; neither the Members, the Managing Member nor any Person that is an Affiliate of any of them shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, acting as the Managing Member or being a Person that is an Affiliate of any of them. In furtherance, and not in limitation, of the generality of the foregoing, except for the obligations hereunder and under the Subscription Agreements, including the obligations to make Capital Contributions pursuant to Section 3.1, the liability of the Members shall be limited to the maximum extent permitted by the Limited Liability Company Act, and in no event shall any Member (other than the Managing Member) have or be deemed to have any fiduciary obligation to any of the other Members. The Managing Member acknowledges its duty as a fiduciary to the other Members. In no event shall the Members be obligated to make Capital Contributions in excess of their respective Unpaid Capital Obligations. Losses and expenses incurred by the Company during any fiscal year shall be allocated among the Members in accordance with the procedures for allocating losses set forth in Section 3.3 hereof. If a Member is required under the Limited Liability Company Act to return to the Company or pay, for the benefit of creditors of the Company, amounts previously distributed to such Member, the obligation of such Member to return or pay any such amount to the Company shall be the obligation of such Member and not the obligation of the Managing Member.

          6.3 Investment Company Act. The Company is being formed in such fashion as to be exempt from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If changing laws, regulations and interpretations make it necessary or advisable otherwise to register the Company under the Investment Company Act, the Managing Member shall have the power to do so, to take all actions necessary to secure such registration and to take such other action as it may reasonably deem advisable in light of such changing regulatory conditions in order to permit the Company to continue in existence and to carry on its activities as provided for herein, including, without limitation, amending this Agreement as provided in Section 11.3.

          6.4 Qualification. The Managing Member shall qualify itself and the Company to do business in each jurisdiction where the activities of the Company make such

                                                                         ANNEX C

                          FORTRESS INVESTMENT FUND LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                              AMENDED AND RESTATED
                 LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                           Dated as of March 22, 2000

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

including, without limitation, Section 6.1(c) hereof. The Managing Member shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Company, but subject to the limitations and restrictions expressly set forth herein, including those enumerated in Sections 2.4 and 5.1 hereof, on behalf and in the name of the Company. The Managing Member is designated, and is specifically authorized to act as, the "tax matters partner" under the Code and in any similar capacity under state, local or foreign law. Notwithstanding anything to the contrary contained herein, the acts of the Managing Member in carrying on the business of the Company as authorized herein shall bind the Company.

          (b) Subject to the disclosure and reporting requirements contained in
Article VIII or elsewhere in this Agreement, except as any Member may reasonably request to ascertain whether the Managing Member has complied or is complying with the provisions hereof or as expressly provided herein or as the Members may request under the Limited Liability Company Act, the Managing Member may keep confidential from the Members any information known by the Managing Member relating to Portfolio Investments made by the Company or Authorized Investments being considered by the Company, including, without limitation, information relating to Portfolio Companies in which the Company is considering making an investment if the Managing Member believes in good faith that disclosure of such information is reasonably likely to have a material adverse effect on the Company.

          (c) (i) The Managing Member and the Manager have entered into an agreement (as amended from time to time, the "Management Agreement") pursuant to which the Managing Member will delegate the management and operation of the Company to the Manager to the fullest extent permitted by law and the Managing Member's responsibility to the Benefit Plan Investors to manage ERISA "plan assets" as an ERISA fiduciary. It is further understood and agreed that whenever any action is required to be taken or consent required to be given by the Managing Member pursuant to the terms of this Agreement, to the extent of such delegation, any such action may be performed on its behalf by the Manager, and any such consent may be granted by the Manager. The Manager and the Managing Member may not amend the Management Agreement without the consent of the Advisory Board. The Manager shall not be permitted to assign the Management Agreement to any Person who is not an Affiliate of the Manager or the Managing Member.

               (ii) Pursuant to the Management Agreement the duties of the Manager shall include, but not be limited to, identifying potential Portfolio Investments and recommending such potential Portfolio Investments to the Managing Member, determining the structures and negotiating the terms thereof, managing the consummation thereof and, in the case of Portfolio Loans, originating or arranging for the origination of such Portfolio Loans through reputable providers of origination services, servicing such Portfolio Loans directly or by engaging reputable providers of loan servicing therefor.

                         FORTRESS INVESTMENT FUND II LLC

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                           SECOND AMENDED AND RESTATED
                  LIMITED LIABILITY COMPANY OPERATING AGREEMENT

                          Dated as of February 25, 2003

THE MEMBERSHIP INTERESTS OF FORTRESS INVESTMENT FUND II LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT; AND (III) THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION FOR MEMBERSHIP INTERESTS. THE MEMBERSHIP INTERESTS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT, AND THE SUBSCRIPTION AGREEMENT AND INVESTMENT REPRESENTATION. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

voting securities or other beneficial interest, by contract or otherwise, and "controlled" has a correlative meaning.

          (c) The Company will not in the capacity of borrower employ Financial Leverage in the event that doing so would generate UBTI.

                                   ARTICLE VI

                                   Management

          6.1 Relationship Among the Managing Member, the Manager and the Members. (a) Except as expressly limited by the provisions of this Agreement and the Limited Liability Company Act, the Managing Member shall have the full, exclusive and absolute right, power and authority to manage and control the Company and the property, assets, affairs and business thereof. Except as so expressly limited, the Managing Member shall have all of the rights, powers and authority conferred upon it by law or under the provisions of this Agreement. The Managing Member shall continue to serve in such capacity until incapacitated or removed, in accordance with the express provisions of this Agreement. The management, operation and control of the Company and its business and the formulation of investment policy shall be vested exclusively in the Managing Member, subject to the terms and provisions of this Agreement, including, without limitation, Section 6.1(c) hereof. The Managing Member shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Company, but subject to the limitations and restrictions expressly set forth herein, including those enumerated in Sections 2.4 and 5.1 hereof, on behalf and in the name of the Company. The Managing Member is designated, and is specifically authorized to act as, the "tax matters partner" under the Code and in any similar capacity under state, local or foreign law. Notwithstanding anything to the contrary contained herein, the acts of the Managing Member in carrying on the business of the Company as authorized herein shall bind the Company.

          (b) Subject to the disclosure and reporting requirements contained in
Article VIII or elsewhere in this Agreement, except as any Member may reasonably request to ascertain whether the Managing Member has complied or is complying with the provisions hereof or as expressly provided herein or as the Members may request under the Limited Liability Company Act, the Managing Member may keep confidential from the Members any information known by the Managing Member relating to Portfolio Investments made by the Company or Authorized Investments being considered by the Company, including, without limitation, information relating to Portfolio Companies in which the Company is considering making an investment if the Managing Member believes in good faith that disclosure of such information is reasonably likely to have a material adverse effect on the Company.

          (c) (i) The Managing Member and the Manager have entered into an agreement (as amended from time to time, the "Management Agreement") pursuant to which the Managing Member will delegate the management and operation of the Company to the Manager to the fullest extent permitted by law and the Managing Member's responsibility to the Benefit Plan Investors to manage ERISA "plan assets" as an ERISA fiduciary. It is further understood and agreed that whenever any action is required to be taken or consent required to be given by the Managing Member pursuant to the terms of this Agreement, to the extent of such delegation, any such action may be performed on its behalf by the Manager, and any such consent may be granted by the Manager. The Manager and the Managing Member may not amend the Management Agreement without the consent of the Advisory Board. The Manager shall not be permitted to assign the Management Agreement to any Person who is not an Affiliate of the Manager or the Managing Member.

               (ii) Pursuant to the Management Agreement the duties of the Manager shall include, but not be limited to, identifying potential Portfolio Investments and recommending such potential Portfolio Investments to the Managing Member, determining the structures and negotiating the terms thereof, managing the consummation thereof and, in the case of Portfolio Loans, originating or arranging for the origination of such Portfolio Loans through reputable providers of origination services, servicing such Portfolio Loans directly or by engaging reputable providers of loan servicing therefor.

          (d) (i) A Member shall have no right to, and shall not, participate in the management or control of the Company's business or act for or bind the Company, and shall only have the rights and powers granted to Members in this Agreement or the Limited Liability Company Act, including representation (if applicable) on the Advisory Board. The Members shall be permitted to exercise any of the voting rights prescribed in this Agreement unless, prior to the exercise by the Members of any specified voting right or rights, the Company shall have obtained (and furnished a copy thereof to each Member) an opinion of counsel for the Company reasonably acceptable to at least a Majority in Interest of the Members to the effect that the exercise of such specified right or rights shall adversely affect the limited liability of the Members.

               (ii) (A) If a BHC Member and its Affiliates that are BHC Members in the aggregate hold for their own account an amount that is determined initially at the time of admission of that BHC Member or any of such Affiliates, the admission of additional Members, or any other adjustment of the Members' Interests hereunder, to be in excess of 4.99% (or such greater or lesser percentage as may be permitted under Section 4(c)(6) of the BHCA) of the Interests of the Members in the Company, excluding for purposes of calculating this percentage portions of any other Interests that are Non-Voting Interests (as defined below), such amount in excess of 4.99% (or such greater or lesser percentage as may be permitted under Section 4(c)(6) of the BHCA) shall be a non-voting interest (whether or not subsequently transferred in whole or in part to any other Person, not included in determining whether the requisite percentage in interest of the Members have consented to, approved, adopted or taken any action hereunder (any such interest, a "Non-

                                                                         ANNEX D

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                              FORTRESS FUND MM LLC

          Section 5.3 Management of the Company.

          (a) The business and affairs of the Company shall be managed solely and exclusively by the Officers under the supervision of the Managing Member, as provided herein. The Officers under the supervision of the Managing Member shall have all rights and powers on behalf and in the name of the Company to perform all acts necessary and desirable to the objects and purposes of the Company. The Members, in such capacity, shall have no part in the management of the Company and shall have no authority or right to act on behalf of or bind the Company in connection with any matter, except with respect to certain tax matters as set forth in Section 5.9 hereof or as deemed necessary or appropriate by the Officers under the supervision of the Managing Member. Except as otherwise provided in Section 5.9 hereof, the Members agree that all determinations, decisions and actions made or taken by the Officers or the Managing Member (or their designee(s)) shall be conclusive and binding upon the Company, the Members and their respective successors, assigns and personal representatives.

          (b) Intentionally omitted.

          (c) Intentionally omitted.

          Section 5.4 Acts of the Managing Member and Officers, Management Procedures and Delegation.

          (a) An act of a Officer which is not apparently for the carrying on of the business of the Company in the ordinary course does not bind the Company unless authorized by the Managing Member.

          (b) Except any circumstance in which the consent of the Managing Member is required, any Officer or the Managing Member may exercise any of the authority provided hereunder to the Officer or the Managing Member under the Delaware Act to one or more Officers or the Managing Member.

          (c) The Managing Member may (but need not) exercise its authority hereunder by resolution in such manner as it may determine. A resolution of the Managing Member certified by the Secretary or an Assistant Secretary of the Company to have been adopted in accordance with this Agreement and contained in the books and records of the Company shall be conclusive evidence of the act of the Managing Member set forth therein.

          (d) The Managing Member on behalf of the Company shall have the power and authority to designate one or more Persons for the Company (who may be designated as Officers, agents, employees, representatives or otherwise) who shall have such authority as may be conferred upon them by the Managing Member and who may perform any of the duties, and exercise any of the powers and authority, conferred upon the Managing Member, subject to the supervision and control of the Managing Member.

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                             FORTRESS FUND MM II LLC

          Section 4.4 Compensation. The compensation, if any, of the Officers of the Company shall be fixed from time to time by the Managing Member.

          Section 4.5 Acts of the Officers. Each Officer of the Company is an agent of the Company for the purpose of the business of the Company, and the act of each Officer for apparently carrying on in the usual the business of the Company binds the Company, unless (i) the Officer so acting has in fact no authority to act for the Company in the particular matter and (ii) the Person with whom such Officer is dealing has knowledge of the fact that such officer has no such authority. An act of an Officer which is not apparently for the carrying on of the business of the Company in the usual way does not bind the Company unless authorized by the Managing Member.

                                    ARTICLE V

                              VOTING AND MANAGEMENT

          Section 5.1 Class A Member Voting Rights. Class A Members holding Class A Membership Interests shall be entitled to one vote for each such Class A Membership Interest upon all matters upon which Class A Members have the right to vote. All Class A Members shall have the right to vote separately as a class on any matter on which the Class A Members have the right to vote regardless of the voting rights of any other class or series of Interests.

          Section 5.2 Class B Member Voting Rights. Class B Members holding Class B Membership Interests shall have, with respect to such Class B Membership Interests, no right or power to vote on any question or matter or in any proceeding or to be represented at, or to receive notice of, any meeting of Members.

          Section 5.3 Management of the Company.

          (a) The business and affairs of the Company shall be managed solely and exclusively by the Officers under the supervision of the Managing Member, as provided herein. The Officers under the supervision of the Managing Member shall have all rights and powers on behalf and in the name of the Company to perform all acts necessary and desirable to the objects and purposes of the Company. The Members, in such capacity, shall have no part in the management of the Company and shall have no authority or right to act on behalf of or bind the Company in connection with any matter, except with respect to certain tax matters as set forth in Section 5.9 hereof or as deemed necessary or appropriate by the Officers under the supervision of the Managing Member. Except as otherwise provided in Section 5.9 hereof, the Members agree that all determinations, decisions and actions made or taken by the Officers or the Managing Member (or their designee(s)) shall be conclusive and binding upon the Company, the Members and their respective successors, assigns and personal representatives.

                                                                         ANNEX E

                          INVESTMENT ADVISORY AGREEMENT

          INVESTMENT ADVISORY AGREEMENT (the "Agreement"), dated December 23, 1999, between Fortress Registered Investment Trust (the "Trust"), a Delaware business trust, and FIG Advisors LLC (the "Advisor"), a Delaware limited liability company. Except as otherwise expressly provided herein or unless the context otherwise requires, capitalized terms not otherwise defined herein shall have the meanings specified in the Trust's Declaration of Trust, dated December 23, 1999 (the "Declaration").

          In consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

          1. In General.

          The Advisor agrees, all as more fully set forth herein, to act as a nondiscretionary investment advisor to the Trust with respect to the investment of the Trust's assets and to supervise and arrange the purchase of securities for and the sale of securities held in the investment portfolio of the Trust.

          2. Duties and Obligations of the Advisor. (a) Subject to the succeeding provisions of this section and subject to the direction and control of the Trustees, the Advisor shall (i) act as investment advisor for and supervise and make recommendations with respect to the investment and reinvestment of the Trust's assets, subject to the Trust's restrictions and limitations on investments as set forth in the Declaration, in researching, making recommendations with respect to purchasing and selling securities and other assets for the Trust and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Trust, all of which will be implemented by employees of Fortress Capital Finance LLC ("FCF") seconded to the Trust and acting as agent therefor; (ii) supervise continuously the investment program of the Trust and the composition of its investment portfolio; (iii) supervise the operations and employees of the Trust's Investment Affiliates, including FCF; (iv) arrange, subject to the provisions of Section 3 hereof, for the purchase and sale of securities and other assets held in the investment portfolio of the Trust and its Investment Affiliates, and the financing and Hedging thereof; (v) arrange for the administration of all other affairs of the Trust and its Investment Affiliates and, in this regard, provide supervision of third parties engaged in such administration; (vi) maintain all of the Trust's books and records other than those maintained by a third party administrator, transfer agent, custodian or accountant; and (vii) provide the Trust and its Investment Affiliates with adequate office space and all necessary office equipment and services.

               (b) The Advisor will use its best efforts to (i) cause the Trust at all times to be an investment company within the meaning of the Investment Company Act of 1940, the Rules and Regulations thereunder and any order applicable to the Trust granted thereunder, in each case as amended from time to time (collectively, the "1940 Act"), to be duly registered as such under the 1940 Act and to maintain compliance with the 1940 Act, and (ii) cause the Trust at all times to qualify and remain qualified for and to receive the special tax treatment afforded a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Without limiting the generality of the foregoing, the Advisor will use its best efforts to (i) cause the Trust's outstanding securities (other than short-term paper) to be beneficially owned at all times by more than 100 persons as determined in accordance with the provisions of Section 3(c)(l) of the 1940 Act and (ii) cause the Trust not to be a company described in Sections 3(c)(5) and/or 3(c)(6) of the 1940 Act. The Advisor will provide the Trustees a quarterly compliance report reviewing each factor related to the Trust's RIC qualification.

               (c) The Advisor will use its best efforts to cause the Trust not to (i) invest in securities that would be deemed to be residual interests of real estate mortgage investment conduits, as such terms are defined in Sections 860D and 860G of the Code or (ii) otherwise take or fail to take any action if such action or failure would cause any Shareholder to incur "unrelated business taxable income" as defined in Section 512 of the Code.

               (d) The Advisor will use its best efforts to cause the Trust's Investment Affiliates, including FCF, to at all times not be investment companies within the meaning of the 1940 Act.

               (e) Subject to Section 2(k) hereof, in the performance of its duties under this Agreement, the Advisor shall at all times conform to, and act in accordance with, any requirements imposed by (i) the provisions of the 1940 Act and of the Investment Advisers Act of 1940, as amended, including any Rules or Regulations in force thereunder (collectively, the "Advisers Act"); (ii) any other applicable provision of law; (iii) the provisions of the Declaration and By-Laws of the Trust, as such documents are amended from time to time; (iv) the investment objective, policies and restrictions of the Trust and FCF as set forth in the Trust's registration statement on Form N-2, as amended from time to time, and any resolutions adopted by requisite Trustee and/or shareholder approval; and (v) any other policies and determinations of the Trustees of the Trust. In addition, the Advisor shall use its best efforts to cause the Trust and FCF and its other Investment Affiliates not to engage in any transaction involving any person known to the Advisor to be subject to Sections 17(a), 17(d) or 17(e) of the 1940 Act with respect to the

Trust or any of the Funds such that any such person would violate any such provision of the 1940 Act.

               (f) The Advisor will pay the fees and compensation of the Trust's officers and Trustees who are "interested persons" of the Advisor, except that a Majority of the Independent Trustees may approve reimbursement at cost for the compensation of such officers or members (other than Wesley R. Edens, Robert I. Kauffman, Randal A. Nardone and Erik P. Nygaard (together with their successors, collectively, the "Principals") and the assistants of the Principals) allocable to time spent on the legal, accounting and other administrative operations (other than the provision of investment advice) of the Trust, FCF or its other Investment Affiliates (and the foregoing provision shall be deemed to be the "Operating Expense Reimbursement Agreement" referred to in the Confidential Private Placement Memorandum, as supplemented and amended, of Fortress Investment Fund LLC, the Common Shareholder first named in the Declaration). In addition, the Advisor will bear all costs and expenses of the Trust, FCF and its other Investment Affiliates not expressly stated in the sections below to be borne by the Trust or FCF or its Investment Affiliates and excluding, in any event, the Advisory Fee, which shall be solely the expense of the Trust.

               (g) The Trust agrees to reimburse the Advisor for the ordinary operating expenses of the Trust and the Advisor for compensation (subject to Section 2(f) and in any event other than for the Principals and their assistants), rent and similar overhead expenses, including maintenance of the Trust's offices, in connection with the management and advisory services provided hereunder (to the extent not reimbursed by a portfolio investment of the Trust). In addition, the Trust will bear the expenses related to its activities including, without limitation, the evaluation, acquisition, ownership, sale, Hedging or financing of any potential portfolio investment, taxes, fees of auditors and counsel, expenses of the Board of Trustees and annual meetings, insurance, travel, litigation and indemnification expenses, administrative expenses and, subject to the approval of the Board of Trustees, any extraordinary expenses. The expenses of the Trust generally described above shall specifically include, without limitation:

     (i) all costs and expenses, if any, incurred in connection with portfolio investments of the Trust, including without limitation costs and expenses incurred in evaluating, developing, negotiating, structuring, acquiring, owning, financing (including Hedging), disposing of or otherwise dealing with portfolio investments, and further including, without limitation, any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto, and the costs of rendering financial assistance to or arranging for financing for any assets or businesses constituting portfolio investments;

     (ii) all costs and expenses, if any, incurred in monitoring portfolio investments, including without limitation any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto;

     (iii) all costs and expenses incurred relating to the Trust's activities, including without limitation costs and expenses incurred in evaluating, developing, negotiating, structuring, acquiring, owning, financing (including Hedging), disposing of or otherwise dealing with any prospective investment, whether or not the Trust actually invests therein, and further including, without limitation, any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto, and the costs of rendering financial assistance to or arranging for financing for any assets or businesses constituting any prospective investment;

     (iv) portfolio transaction expenses, interest and, to the extent not borne by FCF or the other Investment Affiliates, reasonable costs associated with the establishment of the other Investment Affiliates, outside consultants engaged to assist in the evaluation of documentation relating to Portfolio Investments and of related assets, including, if applicable, collateral therefor and in processing data with respect to the foregoing, and work-out of distressed portfolio investments;

     (v) taxes of the Trust, the fees and expenses of custodians, pricing services, accounting systems, accounting agents and auditors, external administrators and transfer and dividend disbursement agents, counsel, Trustees (but out-of-pocket expenses only with respect to those Trustees who are partners, directors, officers or employees of the Advisor), loan servicers and loan pool trustees, insurance costs of the Trust and litigation costs of the Trust;

     (vi) expenses associated with the distribution of reports and Capital Call notices to the Shareholders, and any required filings and registrations, proxy expenses, Securities and Exchange Commission ("SEC") examinations and registered agents;

     (vii) expenses relating to any office or office facilities maintained for the Trust or the portfolio investments separate from the office or offices of the Advisor;

     (viii) brokerage commissions and other investment costs incurred by or on behalf of the Trust;

     (ix) Operating Expenses of FCF and Investment Affiliates described in
     Section 2(h) and any costs associated with employees of FCF loaned or seconded to the Trust;

     (x) to the extent approved by the Board of Trustees and a majority of Independent Trustees, extraordinary expenses

(such expenses, the "Operating Expenses") to the extent any Operating Expenses are paid by the Advisor or any Affiliate thereof from its own funds, as the case may be, and not otherwise reimbursed by any portfolio investment; provided, however, that the Trust shall be obligated to reimburse the Advisor or its Affiliate, as applicable, only to the extent such Operating Expenses are incurred out-of-pocket by such parties on behalf of the Trust. The amount of Operating Expenses to be borne by the Trust is not subject to any maximum amount. Notwithstanding anything to the contrary, losses incurred on the Trust's investments, whether classified as expenses or otherwise, shall be borne by the Trust.

               (h) In the case of FCF and each of the other Investment Affiliates, Operating Expenses consist of the following, subject to and in accordance with the approved budget in effect from time to time: personnel compensation and benefits, the costs associated with recruiting, training, travel and entertainment, communications, publications, professional dues, research and information services, software and analytical systems, supplies, rent, furniture, computer equipment and other fixed assets, the fees and expenses of custodians, pricing services, accounting systems, accounting agents and auditors, external administrators, counsel, loan servicers and loan pool trustees, insurance, taxes, any required filings and registrations, outside consultants engaged to assist in the physical evaluation of documentation and of the related assets, including, if applicable, collateral therefor, and in processing data with respect to the foregoing; interest and other financing costs, portfolio transaction expenses (including, without limitation, the costs of acquiring and disposing of mortgage loans and other assets and the costs of structuring, issuing and offering related securities), the costs of incomplete transactions, litigation expenses (provided that in the case of litigation expenses of indemnified parties, such expenses will be borne by FCF and each of the other Investment Affiliates only to the extent provided for under the terms of written indemnifications provided to such parties by FCF or the other Investment Affiliates, as the case may be), and such other expenses as are contemplated in FCF's approved budget. Notwithstanding anything to the contrary, losses incurred on FCF's or the other Investment Affiliates' investments, whether classified as expenses or otherwise, shall be borne by FCF and the other Investment Affiliates, as the case may be.

               (i) At the beginning of each year, the Advisor will, after consultation with FCF personnel, prepare and submit a budget to the Compensation Committee to assist the Committee in connection with the Trust's ownership of FCF based on the Advisor's expertise in such matters. The budget will consist of an annual estimate of the operating expenses in the coming year as well as a salary and estimated bonus for each employee of FCF. Employees of FCF will be compensated in a manner and amount consistent with the market for comparable professionals, including the payment of a base salary and cash bonus. At year-end, the Advisor will submit recommended bonuses for employees to the Compensation Committee that reflect individual employee performance, aggregate FCF performance as well as prevailing market employment conditions. The budget as well as the bonus pool must be approved by a majority of the independent members of the Compensation Committee. No partner, director, officer or employee of the Advisor will receive compensation from FCF.

               (j) The Advisor shall give the Trust the benefit of its best judgment and effort in rendering services hereunder, but the Advisor shall not be liable for any act or omission or for any loss sustained by the Trust in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

               (k) The Advisor shall deliver, if such event shall occur, written notice to the Trust that a "Trigger Notification" (as defined in the operating company agreement of the initial Shareholder) has occurred and the date that is the related "Key Person Trigger Date" (as defined in the operating company agreement of such Shareholder), in which case, as of such Key Person Trigger Date, the Trust shall be prohibited from entering into any new investment commitments and from making demands for additional Capital Contributions other than to fund investments in progress on such Key Person Trigger Date and liabilities of the Trust; provided, however, that the Trust may resume operations as though it had not received notice of such Trigger Notification in the event that the Shareholder subsequently notifies the Trust that the applicable Shareholder Investors have consented to the Shareholder's continued making of demands for capital contributions as though no Key Person Trigger Date had occurred.

               (l) From time to time, one or more of the investment companies or accounts which the Advisor manages or advises may own the same investments as the Trust. Investment decisions for the Trust are made independently from those of such other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account to the extent the same is permitted under and in accordance with the 1940 Act. Subject to the foregoing, when two or more investment companies or accounts managed by the Advisor seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by the Advisor in its discretion in accordance with the accounts' various investment objectives, In some cases, this system may adversely affect the price or size of the position obtainable for the Trust.

In other cases, however, the ability of the Trust to participate in volume transactions may produce better execution for the Trust.

               (m) The Advisor will (i) use its best efforts to cause all financing obtained by FCF and any of the other Investment Affiliates to be non-recourse to the Shareholder Investors and (ii) will not incur contractual indebtedness on behalf of FCF that is recourse to the Shareholder Investors.

          3. Portfolio Transactions and Brokerage.

          The Advisor shall, for the purchase and sale of the Trust's portfolio securities, recommend that the Trust employ such securities dealers as will, in the reasonable judgment of the Advisor, result in the Trust's obtaining the best net results taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm's general execution and operational facilities and the firm's risk in positioning the securities involved. Consistent with this requirement, the Advisor is authorized to direct the execution of the Trust's portfolio transactions to dealers and brokers furnishing statistical information or research reasonably deemed by the Advisor to be useful or valuable to the performance of its investment advisory functions for the Trust.

          4. Compensation of the Advisor

          During the term hereof, the Trust agrees to pay the Advisor and the Advisor agrees to accept as full compensation for all services rendered hereunder an annual advisory fee (the "Advisory Fee") as more particularly described below. The Advisory Fee will equal 0.65% per year of the lesser of (i) the Trust's invested capital and (ii) the Trust's average daily NAV of its assets, determined in accordance with Exhibit A attached hereto and made a part hereof, on the basis of, as applicable, the Trust's invested capital or daily NAV of its assets as of the first day of the semiannual period with respect to which the Advisory Fee is being paid. The Advisory Fee shall be calculated and paid semiannually in arrears, commencing on December 23, 1999, and shall be prorated for any partial period, with the initial payment hereunder.

          5. Indemnity, (a) The Trust hereby agrees to indemnify the Advisor and each of the Advisor's partners, directors, officers, employees and controlling persons and the partners, directors, officers and employees thereof (including any individual who serves at the Advisor's request as a director, officer, partner, trustee or the like of any of the Trust's Investment Affiliates (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such

                          INVESTMENT ADVISORY AGREEMENT

          INVESTMENT ADVISORY AGREEMENT (the "Agreement"), dated July 2, 2002, between Fortress Investment Trust II (the "Trust"), a Delaware business trust, and FIG Advisors LLC (the "Advisor"), a Delaware limited liability company. Except as otherwise expressly provided herein or unless the context otherwise requires, capitalized terms not otherwise defined herein shall have the meanings specified in the Trust's Declaration of Trust, dated July 2, 2002 (the "Declaration").

          In consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

          1. In General.

          The Advisor agrees, all as more fully set forth herein, to act as a nondiscretionary investment advisor to the Trust with respect to the investment of the Trust's assets and to supervise and arrange the purchase of securities for and the sale of securities held in the investment portfolio of the Trust all discretion being exercised by the officers of the Trust pursuant to the delegation of authority therefor made by the Board of Trustees.

          2. Duties and Obligations of the Advisor. (a) Subject to the succeeding provisions of this section and subject to the direction and control of the Trustees, the Advisor shall (i) act as investment advisor for and supervise and make recommendations with respect to the investment and reinvestment of the Trust's assets, subject to the Trust's restrictions and limitations on investments as set forth in the Declaration, in researching, making recommendations with respect to purchasing and selling securities and other assets for the Trust and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Trust, all of which will be implemented by employees of Fortress Capital Finance II LLC ("FCF") seconded to the Trust and acting as agent therefor; (ii) supervise continuously the investment program of the Trust and the composition of its investment portfolio; (iii) supervise the operations and employees of the Trust's Investment Affiliates, including FCF; (iv) arrange, subject to the provisions of Section 3 hereof, for the purchase and sale of securities and other assets held in the investment portfolio of the Trust and its Investment Affiliates, and the financing and Hedging thereof; (v) arrange for the administration of all other affairs of the Trust and its Investment Affiliates and, in this regard, provide supervision of third parties engaged in such administration; (vi) maintain all of the Trust's books and records other than those maintained by a third party administrator, transfer agent, custodian or accountant; and (vii) provide the Trust and its Investment Affiliates with adequate office space and all necessary office equipment and services.

               (b) The Advisor will use its best efforts to (i) cause the Trust at all times to be an investment company within the meaning of the Investment Company Act of 1940, the Rules and Regulations thereunder and any order applicable to the Trust granted thereunder, in each case as amended from time to time (collectively, the "1940 Act"), to be duly registered as such under the 1940 Act and to maintain compliance with the 1940 Act, and (ii) cause the Trust at all times to qualify and remain qualified for and to receive the special tax treatment afforded a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Without limiting the generality of the foregoing, the Advisor will use its best efforts to (i) cause the Trust's outstanding securities (other than short-term paper) to be beneficially owned at all times by more than 100 persons as determined in accordance with the provisions of Section 3(c)(1) of the 1940 Act and (ii) cause the Trust not to be a company described in Sections 3(c)(5) and/or 3(c)(6) of the 1940 Act. The Advisor will provide the Trustees a quarterly compliance report reviewing each factor related to the Trust's RIC qualification.

               (c) The Advisor will use its best efforts to cause the Trust not to (i) invest in securities that would be deemed to be residual interests of real estate mortgage investment conduits, as such terms are defined in Sections 860D and 860G of the Code or (ii) otherwise take or fail to take any action if such action or failure would cause any Shareholder to incur "unrelated business taxable income" as defined in Section 512 of the Code.

               (d) The Advisor will use its best efforts to cause the Trust's Investment Affiliates, including FCF, to at all times not be investment companies within the meaning of the 1940 Act.

               (e) Subject to Section 2(k) hereof, in the performance of its duties under this Agreement, the Advisor shall at all times conform to, and act in accordance with, any requirements imposed by (i) the provisions of the 1940 Act and of the Investment Advisers Act of 1940, as amended, including any Rules or Regulations in force thereunder (collectively, the "Advisers Act"); (ii) any other applicable provision of law; (iii) the provisions of the Declaration and By-Laws of the Trust, as such documents are amended from time to time; (iv) the investment objective, policies and restrictions of the Trust and FCF as set forth in the Trust's registration statement on Form N-2, as amended from time to time, and any resolutions adopted by requisite Trustee and/or shareholder approval; and (v) any other policies and determinations of the Trustees of the Trust. In addition, the Advisor shall use its best efforts to cause the Trust and FCF and its other Investment Affiliates not to engage in any transaction involving any person known to the Advisor to be subject to Sections 17(a), 17(d) or 17(e) of the 1940 Act with respect to the

Trust or any of the Funds such that any such person would violate any such provision of the 1940 Act.

               (f) The Advisor will pay the fees and compensation of the Trust's officers and Trustees who are "interested persons" of the Advisor, except that a Majority of the Independent Trustees may approve reimbursement at cost for the compensation of such officers or members (other than Wesley R. Edens, Robert I. Kauffman, Randal A. Nardone and Peter Briger (together with their successors, collectively, the "Principals") and the assistants of the Principals) allocable to time spent on the legal, accounting and other administrative operations (other than the provision of investment advice) of the Trust, FCF or its other Investment Affiliates (and the foregoing provision shall be deemed to be the "Operating Expense Reimbursement Agreement" referred to in the Confidential Private Placement Memorandum, as supplemented and amended, of Fortress Investment Fund II LLC, the Common Shareholder of the Trust). In addition, the Advisor will bear all costs and expenses of the Trust, FCF and its other Investment Affiliates not expressly stated in the sections below to be borne by the Trust or FCF or its Investment Affiliates and excluding, in any event, the Advisory Fee, which shall be solely the expense of the Trust.

               (g) The Trust agrees to reimburse the Advisor for the ordinary operating expenses of the Trust and the Advisor for compensation (subject to Section 2(f) and in any event other than for the Principals and their assistants), rent and similar overhead expenses, including maintenance of the Trust's offices, in connection with the management and advisory services provided hereunder (to the extent not reimbursed by a portfolio investment of the Trust). In addition, the Trust will bear the expenses related to its activities including, without limitation, the evaluation, acquisition, ownership, sale, Hedging or financing of any potential portfolio investment, taxes, fees of auditors and counsel, expenses of the Board of Trustees and annual meetings, insurance, travel, litigation and indemnification expenses, administrative expenses and, subject to the approval of the Board of Trustees, any extraordinary expenses. The expenses of the Trust generally described above shall specifically include, without limitation:

     (i) all costs and expenses, if any, incurred in connection with portfolio investments of the Trust, including without limitation costs and expenses incurred in evaluating, developing, negotiating, structuring, acquiring, owning, financing (including Hedging), disposing of or otherwise dealing with portfolio investments, and further including, without limitation, any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto, and the costs of rendering financial assistance to or arranging for financing for any assets or businesses constituting portfolio investments;

     (ii) all costs and expenses, if any, incurred in monitoring portfolio investments, including without limitation any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto;

     (iii) all costs and expenses incurred relating to the Trust's activities, including without limitation costs and expenses incurred in evaluating, developing, negotiating, structuring, acquiring, owning, financing (including Hedging), disposing of or otherwise dealing with any prospective investment, whether or not the Trust actually invests therein, and further including, without limitation, any travel, legal and accounting expenses and other fees and out-of-pocket costs related thereto, and the costs of rendering financial assistance to or arranging for financing for any assets or businesses constituting any prospective investment;

     (iv) portfolio transaction expenses, interest and, to the extent not borne by FCF or the other Investment Affiliates, reasonable costs associated with the establishment of the other Investment Affiliates, outside consultants engaged to assist in the evaluation of documentation relating to Portfolio Investments and of related assets, including, if applicable, collateral therefor and in processing data with respect to the foregoing, and work-out of distressed portfolio investments;

     (v) taxes of the Trust, the fees and expenses of custodians, pricing services, accounting systems, accounting agents and auditors, external administrators and transfer and dividend disbursement agents, counsel, Trustees (but out-of-pocket expenses only with respect to those Trustees who are partners, directors, officers or employees of the Advisor), loan servicers and loan pool trustees, insurance costs of the Trust and litigation costs of the Trust;

     (vi) expenses associated with the distribution of reports and Capital Call notices to the Shareholders, and any required filings and registrations, proxy expenses, Securities and Exchange Commission ("SEC") examinations and registered agents;

     (vii) expenses relating to any office or office facilities maintained for the Trust or the portfolio investments separate from the office or offices of the Advisor;

     (viii) brokerage commissions and other investment costs incurred by or on behalf of the Trust;

     (ix) Operating Expenses of FCF and Investment Affiliates described in
     Section 2(h) and any costs associated with employees of FCF loaned or seconded to the Trust;

     (x) to the extent approved by the Board of Trustees and a majority of Independent Trustees, extraordinary expenses

(such expenses, the "Operating Expenses") to the extent any Operating Expenses are paid by the Advisor or any Affiliate thereof from its own funds, as the case may be, and not otherwise reimbursed by any portfolio investment; provided, however, that the Trust shall be obligated to reimburse the Advisor or its Affiliate, as applicable, only to the extent such Operating Expenses are incurred out-of-pocket by such parties on behalf of the Trust. The amount of Operating Expenses to be borne by the Trust is not subject to any maximum amount. Notwithstanding anything to the contrary, losses incurred on the Trust's investments, whether classified as expenses or otherwise, shall be borne by the Trust.

               (h) In the case of FCF and each of the other Investment Affiliates, Operating Expenses consist of the following, subject to and in accordance with the approved budget in effect from time to time: personnel compensation and benefits, the costs associated with recruiting, training, travel and entertainment, communications, publications, professional dues, research and information services, software and analytical systems, supplies, rent, furniture, computer equipment and other fixed assets, the fees and expenses of custodians, pricing services, accounting systems, accounting agents and auditors, external administrators, counsel, loan servicers and loan pool trustees, insurance, taxes, any required filings and registrations, outside consultants engaged to assist in the physical evaluation of documentation and of the related assets, including, if applicable, collateral therefor, and in processing data with respect to the foregoing; interest and other financing costs, portfolio transaction expenses (including, without limitation, the costs of acquiring and disposing of mortgage loans and other assets and the costs of structuring, issuing and offering related securities), the costs of incomplete transactions, litigation expenses (provided that in the case of litigation expenses of indemnified parties, such expenses will be borne by FCF and each of the other Investment Affiliates only to the extent provided for under the terms of written indemnifications provided to such parties by FCF or the other Investment Affiliates, as the case may be), and such other expenses as are contemplated in FCF's approved budget. Notwithstanding anything to the contrary, losses incurred on FCF's or the other Investment Affiliates' investments, whether classified as expenses or otherwise, shall be borne by FCF and the other Investment Affiliates, as the case may be.

               (i) At the beginning of each year, the Advisor will, after consultation with FCF personnel, prepare and submit a budget to the Compensation Committee to assist the Committee in connection with the Trust's ownership of FCF based on the Advisor's expertise in such matters. The budget will consist of an annual estimate of the operating expenses in the coming year as well as a salary and estimated bonus for each employee of FCF. Employees of FCF will be compensated in a manner and amount consistent with the market for comparable professionals, including the payment of a base salary and cash bonus. At year-end, the Advisor will submit recommended bonuses for employees to the Compensation Committee that reflect individual employee performance, aggregate FCF performance as well as prevailing market employment conditions. The budget as well as the bonus pool must be approved by a majority of the independent members of the Compensation Committee. No partner, director, officer or employee of the Advisor will receive compensation from FCF.

               (j) The Advisor shall give the Trust the benefit of its best judgment and effort in rendering services hereunder, but the Advisor shall not be liable for any act or omission or for any loss sustained by the Trust in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

               (k) The Advisor shall deliver, if such event shall occur, written notice to the Trust that a "Trigger Notification" (as defined in the operating company agreement of the initial Shareholder) has occurred and the date that is the related "Key Person Trigger Date" (as defined in the operating company agreement of such Shareholder), in which case, as of such Key Person Trigger Date, the Trust shall be prohibited from entering into any new investment commitments and from making demands for additional Capital Contributions other than to fund investments in progress on such Key Person Trigger Date and liabilities of the Trust; provided, however, that the Trust may resume operations as though it had not received notice of such Trigger Notification in the event that the Shareholder subsequently notifies the Trust that the applicable Shareholder Investors have consented to the Shareholder's continued making of demands for capital contributions as though no Key Person Trigger Date had occurred.

               (l) From time to time, one or more of the investment companies or accounts which the Advisor manages or advises may own the same investments as the Trust. Investment decisions for the Trust are made independently from those of such other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account to the extent the same is permitted under and in accordance with the 1940 Act. Subject to the foregoing, when two or more investment companies or accounts managed by the Advisor seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by the Advisor in its discretion in accordance with the accounts' various investment objectives. In some cases, this system may adversely affect the price or size of the position obtainable for the Trust.

In other cases, however, the ability of the Trust to participate in volume transactions may produce better execution for the Trust.

               (m) The Advisor will (i) use its best efforts to cause all financing obtained by FCF and any of the other Investment Affiliates to be non-recourse to the Shareholder Investors and (ii) will not incur contractual indebtedness on behalf of FCF that is recourse to the Shareholder Investors.

          3. Portfolio Transactions and Brokerage.

          The Advisor shall, for the purchase and sale of the Trust's portfolio securities, recommend that the Trust employ such securities dealers as will, in the reasonable judgment of the Advisor, result in the Trust's obtaining the best net results taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm's general execution and operational facilities and the firm's risk in positioning the securities involved. Consistent with this requirement, the Advisor is authorized to direct the execution of the Trust's portfolio transactions to dealers and brokers furnishing statistical information or research reasonably deemed by the Advisor to be useful or valuable to the performance of its investment advisory functions for the Trust.

          4. Compensation of the Advisor

          During the term hereof, the Trust agrees to pay the Advisor and the Advisor agrees to accept as full compensation for all services rendered hereunder an annual advisory fee (the "Advisory Fee") as more particularly described below. The Advisory Fee will equal a percentage per year of the lesser of (i) the Trust's invested capital and (ii) the Trust's average daily NAV of its assets, determined in accordance with Exhibit A attached hereto and made a part hereof, on the basis of, as applicable, the Trust's invested capital or daily NAV of its assets as of the first day of the semiannual period with respect to which the Advisory Fee is being paid, where such percentage is, for the period commencing on the date on which a Shareholder first subscribes for Shares of the Trust and ending on the first anniversary of the Reset Date (as defined in the operating agreement of the initial Shareholder), 1.00%, (y) thereafter through the date which is the second anniversary of the Reset Date, ..75%, and (z) thereafter .50%. The Advisory Fee shall be calculated and paid semiannually in arrears, commencing on July 2, 2002, and shall be prorated for any partial period, with the initial payment hereunder.